Exhibit 99.1

For Immediate Release

Novadaq Reports Second Quarter 2013 Financial Results

Toronto, Ontario — August 1, 2013 – Novadaq® Technologies Inc. (“Novadaq” or the “Company”) (NASDAQ: NVDQ, TSX: NDQ), a developer of clinically-relevant fluorescence imaging solutions for use in surgical and outpatient wound care procedures, today announced financial results for its second quarter ended June 30, 2013. Unless otherwise indicated, all dollar amounts in this press release are expressed in United States (U.S.) dollars.

Novadaq reported total second quarter 2013 revenues of $8.1 million, representing an increase of 50% as compared to second quarter of 2012. Revenue growth was driven primarily by continued adoption of SPY® technology procedures and higher capital system sales.

Second quarter of 2013 recurring revenues for Novadaq’s SPY businesses increased by 40% year-over-year to $3.4 million. Second quarter gross profit of $5.1 million (62% margin), represents an increase of 53% compared with $3.3 million (61% margin) in Q2-2012.

Second quarter of 2013 operating burn (cash burned by operating activities before changes in working capital) was $0.6 million compared with an operating contribution of $0.2 million in the second quarter of 2012. This difference was driven mainly by higher revenues and gross profit, offset by increased selling and distribution expenses associated with the build-out of the PINPOINT® and LUNA™ sales and marketing infrastructure. During the second quarter, working capital consumed $2.6 million, and $1.9 million was invested in fixed assets, including $1.3 million to build SPY Elite® systems.

Net loss of $9.7 million for the second quarter of 2013 increased by $8.3 million compared with the $1.4 million net loss in second quarter 2012. Second quarter of 2013 loss per share was $0.21. Excluding the impact of non-cash $7.5 million warrants revaluation expense in second quarter 2013, loss per share was $0.05, compared with $0.03 in second quarter 2012.

Cash and cash equivalents were $88.5 million at June 30, 2013, reflecting an increase of $51.3 million, compared to the cash position as of March 31, 2013. On May 7, 2013, Novadaq announced the closing of its public offering of 4,485,000 common shares, on a bought deal basis, at a price to the public of $12.90 per common share. Gross proceeds from the offering were approximately $57.9 million resulting in cash proceeds of $54.7 million, net of transaction costs.

During the second quarter of 2013, Novadaq shipped approximately 175 SPY technology systems. One hundred and twenty-eight systems were shipped to hospitals, and the installed base of SPY technology increased to approximately 1,000 systems. Novadaq estimates that SPY imaging was used in 15% of breast reconstruction surgeries in the United States exiting the quarter.

“Our performance during the first half of the year has been consistent with our expectations,” commented Dr. Arun Menawat, Novadaq’s President and CEO. “We also continue to receive positive physician feedback during the early stages of introducing PINPOINT and LUNA to the market, and we continue to believe these products will become material drivers of our growth over the longer term.”

Conference Call

Novadaq is pleased to invite all interested parties to participate in a conference call today, Thursday, August 1, 2013, at 8:30 a.m. Eastern Time during which the results will be discussed.

Those wishing to access the live conference call by telephone should dial 1-877-407-8031 (within Canada and the United States) or 1-201-689-8031 (international callers) several minutes prior to the beginning of the call. A telephonic replay of the conference call will be made available until midnight on September 1, 2013 and can be accessed by dialing 1-877-660-6853 (within Canada and the United States) or 1-201-612-7415 (international callers) and entering the conference identification number 418257 when prompted.

The call will be archived for 90 days on the Company’s website at http://www.novadaq.com under the “Events” tab in the Investors section. In addition, a replay of the call will be available for download to a portable audio player or computer, as an MP3 or podcast file, at the same location on Novadaq’s website.

About Novadaq Technologies Inc.

Enabling medical professionals with clinically-relevant, innovative fluorescence imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is Novadaq’s global mission. SPY® fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 70 peer-reviewed publications demonstrate that the use of SPY imaging during complex surgery, leads to fewer post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT®, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. Our unique business model of partnering with market-leading companies to drive adoption of our fluorescence imaging technology, while building our own commercial infrastructure, is the cornerstone of our corporate strategy for growth.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Novadaq’s current beliefs as well as assumptions made by and information currently available to Novadaq and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor and Media Relations

Company:

David C. Martin

Vice President, Corporate Development and Investor Relations

Novadaq Technologies Inc.

905-629-3822 ext: 218

dmartin@novadaq.com

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(expressed in U.S. dollars, except common shares outstanding)

	As at June 30, 2013	As at December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	$88,520,580	$38,954,181
Accounts receivable	6,793,633	4,056,954
Prepaid expenses and other assets	1,412,607	852,674
Inventories	3,334,452	1,713,577

Non-current assets
Property and equipment, net	12,170,627	10,717,661
Deferred tax assets	—	170,442
Intangible assets, net	951,313	1,121,808

Total Assets	$113,183,212	$57,587,297

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$4,867,658	$3,407,329
Provisions	124,680	85,260
Deferred revenue	420,142	637,864
Deferred partnership fee revenue	1,300,000	1,300,000
Repayable government assistance	113,429	203,148
Convertible debentures	—	4,656,746

Non-current liabilities
Deferred tax liabilities	—	170,442
Deferred revenue	182,771	144,204
Deferred partnership fee revenue	2,641,666	3,291,666
Repayable government assistance	—	17,946
Shareholder warrants	20,629,447	13,002,930

Total Liabilities	$30,279,793	$26,917,535

Shareholders’ Equity
Share capital	$206,054,317	$139,946,563
Contributed surplus	8,158,676	7,908,224
Equity component of convertible debentures	—	1,454,353
Deficit	(131,309,574)	(118,639,378)

Total Shareholders’ Equity	$82,903,419	$30,669,762

Total Liabilities and Shareholders’ Equity	$113,183,212	$57,587,297

Common shares outstanding	48,401,444	40,226,243

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(expressed in U.S. dollars)

	For the three months ended		For the six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Product sales	$7,075,710	$4,511,331	$13,375,953	$8,165,376
Royalty revenue	467,766	346,250	908,444	954,333
Partnership fee revenue	325,000	325,000	650,000	650,000
Service revenue	229,473	208,924	441,995	389,171

Total revenues	8,097,949	5,391,505	15,376,392	10,158,880
Cost of sales	3,043,252	2,087,707	5,775,394	4,133,244

Gross profit	5,054,697	3,303,798	9,600,998	6,025,636

Selling and distribution costs	3,512,448	1,216,839	5,860,704	2,280,326
Research and development expenses	2,045,826	1,378,331	3,533,024	2,540,062
Administrative expenses	1,742,733	1,637,355	3,103,472	3,108,305
Write-down of inventory	31,285	—	31,285	—

Total operating expenses	7,332,292	4,232,525	12,528,485	7,928,693

Loss from operations	(2,277,595)	(928,727)	(2,927,487)	(1,903,057)

Finance costs	(5,300)	(175,691)	(176,489)	(348,422)
Finance income	17,861	14,995	32,704	15,422
Warrants revaluation adjustment	(7,472,882)	(311,110)	(9,578,924)	(3,909,359)
Gain on investment	25,000	—	25,000	—

Loss from operations before income taxes	(9,712,916)	($1,400,533)	(12,625,196)	($6,145,416)
Income tax expense	(25,000)	—	(45,000)	—

Net loss and comprehensive loss for the period	($9,737,916)	($1,400,533)	($12,670,196)	($6,145,416)

Basic and diluted loss and comprehensive loss per share for the period	($0.21)	($0.04)	($0.29)	($0.17)

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(expressed in U.S. dollars)

	For the three months ended		For the six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
OPERATING ACTIVITIES
Loss and comprehensive loss for the period	($9,737,916)	($1,400,533)	($12,670,196)	($6,145,416)
Items not affecting cash
Depreciation of property and equipment	808,894	495,996	1,529,829	914,178
Amortization of intangible assets	55,586	287,492	170,495	582,245
Stock-based compensation	816,858	362,136	1,216,695	615,624
Imputed interest on convertible debentures	2,073	106,964	169,056	211,340
Warrants revaluation adjustment	7,472,882	311,110	9,578,924	3,909,359
Write-down of inventory	31,285	—	31,285	—

	(550,338)	163,165	26,088	87,330

Changes in non-cash working capital
Increase in accounts receivable	(1,748,098)	(786,978)	(2,736,679)	(913,609)
Increase in inventories	(944,171)	(91,750)	(1,652,160)	(585,470)
(Increase) decrease in prepaid expenses and other assets	(689,167)	438,620	(389,491)	(214,015)
Increase (decrease) in accounts payable and accrued liabilities	984,821	(876,295)	1,341,646	969,137
(Decrease) increase in deferred revenue	(220,002)	(20,752)	(221,783)	19,635

Net change in non-cash working capital balances related to operations	(2,616,617)	(1,337,155)	(3,658,467)	(724,322)

Decrease in long term deferred revenue	(319,589)	(336,573)	(611,433)	(694,223)

Cash used in operating activities	(3,486,544)	(1,510,563)	(4,243,812)	(1,331,215)

INVESTING ACTIVITIES
Purchase of property and equipment	(1,886,301)	(1,753,917)	(3,138,217)	(3,667,199)
Disposals of property and equipment	127,652	58,743	155,422	88,460

Cash used in investing activities	(1,758,649)	(1,695,174)	(2,982,795)	(3,578,739)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	57,856,500	40,336,250	57,856,500	40,336,250
Transaction costs paid relating to issuance of common shares	(3,181,570)	(3,389,352)	(3,181,570)	(3,389,352)
Repayment of government assistance	(53,504)	(56,926)	(107,665)	(97,357)
Proceeds from exercise of options	1,562,915	73,826	1,612,117	73,826
Proceeds from exercise of warrants	368,281	—	621,912	—

Cash provided by financing activities	56,552,622	36,963,798	56,801,294	36,923,367

Net increase in cash and cash equivalents	51,307,429	33,758,061	49,574,687	32,013,413
Impact of foreign exchange on cash and cash equivalents	(6,716)	(5,644)	(8,288)	(351)
Cash and cash equivalents at beginning of period	37,219,867	7,894,253	38,954,181	9,633,608

Cash and cash equivalents at end of period	$88,520,580	$41,646,670	$88,520,580	$41,646,670